Media Release China Baowu and Rio Tinto complete Pilbara Blend iron ore pelletisation and direct reduction trials 12 June 2026 SHANGHAI - China Baowu and Rio Tinto have successfully completed industrial-scale pelletisation and shaft furnace trials in China using Rio Tinto’s Pilbara Blend iron ore, as part of their broader partnership to study ways to reduce steelmaking emissions. Under the trials, at China Baowu’s Baoshan Iron & Steel Zhanjiang Steel Operations, a hydrogen-based shaft furnace was used to produce direct reduced iron (DRI) from pellets comprising one-third Pilbara Blend ore1. The DRI was then successfully converted into steel in an industrial-scale basic oxygen furnace and was also tested in a small-scale electric smelting furnace2. The trials show that typical mid-grade ores mined in Western Australia’s Pilbara region can be used as hydrogen-based direct reduction feedstock and could be a future source for low-carbon steelmaking when combined with electric smelting furnace technology. While direct reduction shaft furnace production is already widely used for high-grade iron ore, expanding feedstock and fuel options is a key industry focus. This milestone delivers on a key initiative under a 2023 Memorandum of Understanding (MoU) between Baowu and Rio Tinto to explore technologies to help decarbonise the steel value chain. Both companies continue to work together on other projects under the MoU. Baowu Low Carbon Centre Executive Deputy Director and Baowu Central Research Institute Deputy Director Dr Mao Xiaoming said: “These trials represent pragmatic actions implemented under the Climate Partnership MoU between China Baowu and Rio Tinto. The successful industrial-scale trials help both parties advance understanding in lower-emissions iron and steel making technologies. More importantly, they reflect the strong technical collaboration between Baowu and Rio Tinto, combining our respective expertise across iron ore, process innovation and industrial application.” Rio Tinto Iron Ore Sales and Marketing Vice President Ramona Sim said: “This is an important technical milestone demonstrating that Pilbara Blend iron ore can be used in a direct reduction shaft furnace process at an industrial scale, which has the potential to significantly reduce emissions when compared with the traditional blast furnace. The trials, alongside our broader ongoing work, continue to build confidence that Pilbara iron ore can play a critical role in lower carbon steelmaking. “We remain committed to working closely with our customers to develop practical, scalable solutions that support their decarbonisation goals and position Pilbara iron ore for a lower-carbon future.” Baowu is one of the world’s leading steelmakers and is a long-standing Rio Tinto customer, with a strong focus on developing lower carbon steelmaking technologies. Rio Tinto and China Baowu have worked together for more than 50 years across project development, technology innovation and steelmaking research. The companies have been progressing a multi-phase decarbonisation partnership since 2020. 1 A 5Mtpa grate-kiln facility was used for pellet production, followed by a 1Mtpa hydrogen-based shaft furnace for DRI production. 2 The test was conducted in a 500kg electric smelting furnace. EXHIBIT 99.5

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